1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

October 28, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-18

QUATERRA ANNOUNCES CLOSING OF NON-BROKERED PRIVATE PLACEMENT
AND PROVIDES NYSE AMEX COMPLIANCE UPDATE

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) today announced that it has completed its offering (the “Offering”) originally announced on September 30, 2009 and updated on October 8, 2009, and has sold 5,603,204 Units at CDN $0.60 per Unit (together with 72,000 Units for finders’ fees incurred in making the Offering) for gross proceeds of $3,361,922.40. Each Unit is comprised of one common equity share and one non-transferable full share warrant exercisable to purchase one additional common equity share at a price of CDN $0.75 for a period of two years subsequent to the closing of the Offering.

The Offering is subject to restrictions on trading in Canada for a period of four months from the date of issue of such securities up until March 1, 2010. In addition, in the United States, sales may only be affected outside the United States in accordance with Rule 904 of Regulation S and applicable State securities laws or affected in the United States in accordance with other exemptions from registration under U.S. securities laws and applicable State securities laws.

Proceeds of the Offering will be used to fund the Company’s exploration programs at the Company’s Nieves and Americas-Mirasol silver and gold projects in Mexico and at the MacArthur and Yerington copper projects in Nevada, as well as general and administration expenses.

The NYSE Amex staff has also informed the Company that it has resolved certain of the NYSE Amex listing deficiencies reported via news release on May 21, 2009. However, the Company will need to demonstrate conformance with continued listing standards for two consecutive quarters before November 18, 2010.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,

“Scott B. Hean”
Scott B. Hean,
Chief Financial Officer, Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Together with the shares in the offering the Company closed on September 29, 2009, the number of shares in the Offering, including the share warrants, equaled more than 20% of the outstanding common shares of the Company at commencement. Section 713 of the NYSE Amex Company Guide generally requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain listing criteria, and to grant exemptions from listing criteria based on these considerations. The Company has followed the rules of the TSX-V and applicable laws in Canada in connection with this Offering, and as a result, the NYSE Amex has granted the Company an exemption from the shareholder approval requirements of Section 713 of the NYSE Amex Company Guide. The Company may seek similar exemption from the requirements of Section 713 of the NYSE Amex Company Guide in the future.

The TSX-V and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.